Mail Stop 4561

December 20, 2005

VIA U.S. MAIL AND FAX (407)835-3232

Clark Hettinga
Chief Financial Officer
CNL Retirement Properties, Inc
450 South Orange Avenue
Orlando, Florida 32801


Re:	CNL Retirement Properties, Inc
	Form 10-K for Fiscal Year Ended
	December 31, 2004
	Filed March 10, 2005
	File No. 000-32607

Dear Mr. Hettinga:

      We have reviewed your response letter dated October 6, 2005 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

1. We have considered your response to comment 1 and note that you track underlying operations of facilities on a property by property basis to evaluate performance and make decisions on the allocation of resources. Tell us your basis for aggregating the individual properties into a single segment under paragraph 17 of SFAS 131.




*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Robert Telewicz, Staff Accountant, at (202)
551-3438 or the undersigned at (202) 551-3413 if you have questions.



Sincerely,



Cicely Luckey
Accounting Branch Chief



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Clark Hettinga
CNL Retirement Properties Inc.
December 20, 2005
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